FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated October 8, 2010

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release		Magyar Telekom

IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Rita Walfisch	Head of Investor Relations	+36-1-457-6036	walfisch.rita@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Peresztegi	IR manager	+36-1-458-7382	peresztegi.marton@telekom.hu

Magyar Telekom reaches agreement with trade unions

Budapest — October 8, 2010 —Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, announces that it has reached an agreement with trade unions on parent company wage development and headcount reduction for 2011.

According to the terms of the agreement, the Company plans to make 300 parent company employees redundant in 2011, which however does not include — among others — the employment termination of executives and employees retiring. Total severance expenses related to the headcount reduction will be approximately HUF 3.5bn. The majority of these expenses will be accounted for in the fourth quarter of 2010 and the remainder in 2011.

The agreement with the trade unions also sets the increase in remuneration for the parent company employees next year at 4% from July 2011. However, higher paid employees (ca. 520), typically in managerial positions, will be entitled to an average wage increase of 2%. Related to the wage increase, a minor part of the 2011 regular bonus payment will be dependent on the financial performance of the Company in 2011 and will only be paid in case of EBITDA overachievement.

Taking into account the other terms of the agreement as well, our goal is to reduce Total Workforce Management (TWM) related costs by HUF 9.5bn in 2011, compared to 2009 excluding severance expenses, which represents a reduction of more than 8% over the two year period. (In 2009, TWM costs without severance expenses reached HUF 115.5bn at the parent company and its Hungarian subsidiaries.) The planned savings reflect the success of the TWM system introduced in 2009 and efficient resource management.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: October 8, 2010